UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2006
ART Advanced Research Technologies Inc.

(Translation of registrant’s name into English)
2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada

(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
     Yes ☐                No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Yes ☐                No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐                No ☑

          This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the “Company”), as filed with the Canadian Securities Authorities:
     1. Preliminary Short Form Prospectus dated April 19, 2006
               Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
(Registrant)

By:	/s/ Sébastien Gignac

Name: Sébastien Gignac
Title: Vice President, Corporate Secretary and General Counsel
Dated: April 24, 2006

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and, subject to certain exceptions may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons. See “Plan of Distribution”.
Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of ART Advanced Research Technologies Inc. at 2300 Alfred-Nobel Blvd., Saint-Laurent, Quebec, H4S 2A4 (telephone 514-832-0777) and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of ART Advanced Research Technologies Inc. at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.
Preliminary Short Form Prospectus

New Issue	April 19, 2006
ART ADVANCED RESEARCH TECHNOLOGIES INC.
$ ●
● COMMON SHARES
The present offering of ● (the “Offering”) constitutes a new issuance of Common Shares (the “Common Shares”) by ART Advanced Research Technologies Inc. (“ART” or the “Company”), which has its head and registered office at 2300 Alfred-Nobel Blvd., Saint-Laurent, Quebec, H4S 2A4. The Company’s phone number is (514) 832-0777 and its facsimile number is (514) 832-0778. ART’s website is located at www.art.ca.
The price of the Common Shares will be determined by negotiation between ART and Salman Partners Inc., Canaccord Capital Corporation and Westwind Partners Inc. (collectively, the “Underwriters”). The Company’s Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the stock symbol ARA. On April 18, 2006, the last trading day prior to the announcement of this Offering, the closing price of the Common Shares on the TSX was $0.84. The Company has applied to list the Common Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Company fulfilling all the listing requirements of the TSX.
An investment in the Common Shares is subject to certain risks which should be considered by prospective purchasers. See “Risk Factors”.

Price: $● per Common Share

	Price to the		Underwriters’		Net Proceeds to ART
	Public		Fee(1)		(2)

Per Common Share	$	●	$	●	$	●

Total Offering (3)	$	●	$	●	$	●
Note:

(1)	In addition, the Company will issue to the Underwriters on the Closing Date (as defined herein) warrants (the “Underwriters’ Warrants”) to purchase that number of Common Shares equal in number to 4% of the total number of Common Shares sold pursuant to the Offering, including Common Shares sold pursuant to the exercise of the Over-Allotment Option (as defined herein). Each Underwriters’ Warrant shall entitle the holder to purchase, at any time within twelve (12) months from the Closing Date, one (1) Common Share at the price per Common Share of the Offering. This short form prospectus qualifies the distribution of the Underwriters’ Warrants. See “Plan of Distribution”.

(2)	Before deducting the expenses of the Offering, estimated at $● , which, together with the Underwriters’ fee, will be paid by the Company.

(3)	The Company has granted to the Underwriters an option to cover over-allotments (the “Over-Allotment Option”), which may be exercised up to two (2) days prior to the date of the closing of this Offering, entitling them to purchase up to a maximum of ● additional Common Shares (the “Additional Shares”) on the same terms as set out above. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ fee and net proceeds to ART will be $●, $● and $●, respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and also the Additional Shares issuable upon exercise of the Over-Allotment Option. See “Plan of Distribution”.

Underwriters’ Position	Maximum size		Exercise period	Exercise price
Over-Allotment Option	●		●	●
Underwriters’ Warrants	●	(1)	●	●
Total securities under option	●		●	●
Notes:

(1)	Assumes the exercise of the Over-Allotment Option in full.
The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued, sold and delivered by the Company to, and accepted by, the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Osler, Hoskin & Harcourt LLP and on behalf of the Underwriters by McCarthy Tétrault LLP.
In connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. See “Plan of Distribution”.
Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on May 9, 2006 or on such other date as ART and the Underwriters may agree, but, in any event, not later than May 31, 2006 (the “Closing Date”), and that certificates representing the Common Shares will be available for delivery on the Closing Date.

DOCUMENTS INCORPORATED BY REFERENCE
     Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at 2300 Alfred-Nobel Blvd., Saint-Laurent, Québec, H4S 2A4 (telephone 514-832-0777) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of the Company at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.
     The following documents of the Company, which have been filed with securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:
(a)	the Annual report on Form 20-F of the Company dated March 31, 2006, for the financial year ended December 31, 2005;

(b)	the Company’s Audited Comparative Consolidated Annual Financial Statements together with the notes thereto and the auditors’ report thereon, for the financial year ended December 31, 2005;

(c)	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the financial year ended December 31, 2005;

(d)	the Management Proxy Circular of the Company dated March 28, 2005, prepared in connection with the Company’s Annual Meeting of Shareholders held on May 26, 2005.
     Any documents of the type referred to above as well as any material change reports (excluding confidential material change reports), filed by the Company with securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference into this short form prospectus.

     Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.
FORWARD-LOOKING STATEMENTS
     This short form prospectus and the documents incorporated herein by reference contain statements that are forward-looking in nature. Statements preceded by the words “believe”, “expect”, “anticipate”, “aim”, “target”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, the availability of financing, uncertainties involved in clinical testing, acceptance of ART’s products by the pharmaceutical and medical sectors, successful development or regulatory approval of SoftScan®, reliance on third parties to manufacture or market its products, competition from companies in these sectors, impact of general economic conditions, general conditions in the pharmaceutical and medical sectors, changes in the regulatory environment in the jurisdictions in which ART does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, and other factors referenced herein and in ART’s public filings with the securities regulators in Canada and the United States. Therefore, ART’s actual results may be materially different from those expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. The statements are made as of the date hereof and supersede any forward-looking statements contained in any previous public filings and investors are cautioned not to rely on any forward-looking statements contained in any previous public filings. ART does not undertake to update such forward-looking statements to reflect new or subsequent information, events, circumstances or developments.
CURRENCY AND EXCHANGE RATE INFORMATION
     All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated. Certain financial information set forth herein has been provided in United States dollars. At April 18, 2006, the exchange rate between the Canadian dollar and the US dollar was CA $1.00 = US $0.8757.
     The disclosure contained in this short form prospectus does not give effect to the Over-Allotment Option, except where otherwise indicated.
BUSINESS OF THE COMPANY
ART is engaged in the research, design, development and commercialization of optical molecular imaging products for the medical and pharmaceutical industries. The Company’s principal business is the application of molecular imaging technology to the biomedical sector. ART has targeted the biomedical sector because of the significant growth that it has experienced in recent years. The Company believes that its technology is particularly well-suited to surmount a variety of important challenges that confront the medical sector in the detection of diseases such as breast cancer, which is the leading overall cause of cancer death for women between the ages of 20 and 59 in the United States. To this end, ART has developed an optical breast imaging device known as SoftScan® which uses time resolved imaging (also known as “time domain”) technology to detect, diagnose and characterize breast cancer. Based on the same technology platform, ART has also developed and launched in June 2003 a novel and proprietary molecular imaging technology (originally known as “SAMI™” and now known and distributed under the name “eXplore Optix™”) designed to characterize, visualize and measure cellular and molecular processes and pathways in small animals. In February 2006, ART signed a definitive agreement to acquire substantially all of the imaging technology and product assets of Alerion Biomedical, Inc., a US-based developer and manufacturer of biomarkers and contrast media for preclinical and clinical imaging devices. This transaction has enabled ART to effectively enter a new market segment. This market segment is part of the $5.0 billion global preclinical and clinical imaging contrast and radiopharmaceutical market in which the Company was not present until now and which represents a potential source of recurring revenue.
ART’s mission is to be a market leader in the development and commercialization of optical molecular imaging systems for the medical and pharmaceutical industries. ART is in the process of bringing to market SoftScan®, an optical imaging device, which uses the Company’s time domain technology to detect, diagnose and characterize breast cancer. ART has initiated a pivotal clinical trial for SoftScan®. SoftScan® instruments are currently operating in 7 medical centres in the United States and Canada. This product represents a new imaging solution for the detection, diagnosis and characterization of breast cancer without the adverse consequences associated with more invasive technology. The Company believes that SoftScan® also offers a solution to issues relating to quality of care and treatment costs that the medical sector is facing. In order to gain rapid entry into the market for breast cancer detection, diagnostic and characterization devices, SoftScan® is initially being introduced as a diagnostic device able to complement other screening and diagnostic technologies, such as digital X-ray, that are designed to detect breast cancer. The Company is also actively pursuing strategic relationships with leading organizations in order to facilitate SoftScan®’s early market entry. To date, the Company has entered into strategic alliances or relationships with Massachusetts General Hospital and with the National Optics Institute. The Company and GE Healthcare (formerly known as “GE Medical Systems”) have also concluded a strategic alliance consisting of an equity investment, an agreement for the development of new optical molecular imaging applications as well as an agreement for the marketing, manufacturing and distribution of SoftScan®. Under the terms of the agreement, ART retains full ownership and control of all of ART’s intellectual property and of its technology platform.
The Company’s imaging technologies are also capable of being leveraged for various applications. The potential demonstrated by time domain optical imaging opened the door to a new and promising field of biomedical applications: molecular imaging. ART has applied this technology to the imaging of small laboratory animals used in the pharmaceutical industry, in order to determine the toxicity of new drugs and to identify their pathways in the bodies of animals, thus providing a tool for improved efficiency and accuracy in drug development. Originally known as “SAMI™”, and now known and distributed by GE Healthcare under the name “eXplore Optix™”, this new proprietary molecular imaging product was launched in 2003 and was specifically designed to characterize, visualize and measure cellular and molecular processes and pathways in small animals. As at December 31, 2005, 34 systems have been sold in 11 countries. With the closing of the Alerion Biomedical, Inc. transaction in March 2006, ART acquired the exclusive rights for the development and commercialization of Fenestra™, a novel biomarker technology designed to provide exceptional vascular and hepatobiliary imaging enhancement. The Fenestra™ technology is comprised of iodinated lipids that provide contrast enhancement integrated into a novel oil-in-water lipid emulsion that selectively localizes the lipids to various sites within the body. The Fenestra™ product family represents the first agents designed and optimized for use in microCT imaging. The company looks to further expand the Fenestra™ product family into micro MRI and optical molecular imaging. Additionally, these biological products have expansion potential into human clinical markets as either diagnostic or therapeutic molecular probes.
In order to become a leading provider of molecular imaging products for the biomedical sector, the Company’s strategy is to:
•	Maintain and extend its technology leadership position;

•	Pursue high growth segments within the biomedical imaging market;

•	Leverage its technology to develop new products; and

•	Expand strategic relationships and alliances with industry leaders.
RECENT DEVELOPMENTS
     OppenheimerFunds to invest $2,280,000 in consideration for an additional 2,000,000 preferred shares of ART under terms of 2005 private placement
     On April 19, 2006, ART announced that OppenheimerFunds, Inc. (“Oppenheimer”), a leading institutional shareholder of ART, exercised its right to purchase an additional $2,280,000 million in series 2 preferred shares (the

“Oppenheimer Purchase”). ART intends to use the net proceeds of the financing as working capital and to finance its corporate development. This private placement has received all necessary regulatory approvals, including that of the TSX, and is expected to close on or about April 20, 2006.
     The exercise by Oppenheimer of its right to purchase additional preferred shares is made, ahead of the expiration of its one (1) year term, pursuant to the terms of a private placement of preferred shares by ART announced by press release on July 14, 2005. For a period of twelve (12) months from the closing date of the private placement, Oppenheimer had the option to purchase an additional 2,000,000 preferred shares at a price of $1.14 per additional preferred share, for a total additional investment of $2,280,000.
USE OF PROCEEDS
     The net proceeds of this Offering to be received by the Company are estimated to be $● ($● if the Over-Allotment Option is exercised in full), after deduction of the Underwriters’ fee and the estimated expenses of the Offering payable by the Company.
     ART intends to use the net proceeds as follows: approximately $● for the sale and distribution of the Company’s products and approximately $● for the development and applications of new products (including biomarkers), with the balance to be used for working capital and general corporate purposes.
     The amounts actually expended for the purposes described above and the timing of such expenditures may vary significantly depending on, among other things, the progress of our research and development programs, regulatory filings, technological advances, activities relating to the commercialization of our products, the terms of any collaborative arrangements or licensing agreements and the status of competitive products.
DESCRIPTION OF SHARE CAPITAL
     The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As at March 31, 2006, there were 42,664,523 Common Shares and 6,341,982 series 1 preferred shares issued and outstanding. On April 19, 2006, ART announced that Oppenheimer exercised its right to purchase 2,000,000 series 2 preferred shares (see “Recent Developments”). The Company also has 4 senior secured convertible debentures (the “Debentures”) issued and outstanding for a total value of US$5,000,000 as at December 31, 2005.
     Common Shares
     The holders of Common Shares are entitled to one vote at meetings of the shareholders of the Company and, subject to the prior rights of the holders of preferred shares of the Company, to receive dividends, if, as, and when declared by the board of directors of the Company. Holders of Common Shares will participate rateably in any distribution of the assets of the Company upon its liquidation, dissolution or winding up, subject to the rights of preferred shareholders. The Common Shares carry no pre-emptive rights, conversion rights, redemption provisions or sinking fund provisions.
     Preferred Shares
     The preferred shares of the Company may be issued from time to time in one or more series. The board of directors of the Company shall fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the shares of each series. The holders of series 1 and series 2 preferred shares are not entitled to receive notice of, or to attend or vote at any meetings of the shareholders of the Company provided, however, that they are entitled to notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all, or substantially all the property of the Company other than in the ordinary course of business of the Company in accordance with the provisions of the Canada Business Corporations Act. The holders of series 1 and series 2 preferred shares are entitled to receive an annual fixed, cumulative and preferential dividend of 7% of the issue price, payable in cash or Common Shares, at the Company’s option. In the event of any distribution of assets of the company upon its liquidation, dissolution or winding up, the holders of series 1 and series 2 preferred shares will be entitled to receive rateably, in preference over the holders of Common Shares, the reimbursement of the consideration paid for the preferred shares plus any unpaid dividend, but will not be entitled to receive any other amount out of such distribution.
     The series 1 preferred shares are convertible at the holders’ option at any time into Common Shares at a fixed conversion price of $1.26 per share (being an effective conversion rate of 0.9036 Common Share for each series 1 preferred share), while the series 2 preferred shares are convertible at the holders’ option at any time into Common Shares at a fixed conversion price of $1.08 per share (being an effective conversion rate of 1.0056 Common Share for each series 2 preferred share). The conversion price of each series may be adjusted in certain circumstances.
     Senior Secured Convertible Debentures
     The Debentures are secured by a perfected security interest and hypothec on all assets of the Company. The Debentures mature on January 28, 2008 and bear interest at a rate of 9% per annum, payable quarterly, subject to certain quarterly adjustments. At ART’s option, any cash payments contemplated under the Debentures may be made in freely tradable Common Shares issued at a 10% discount to market.
     The Debentures are convertible at the holder’s option at any time into Common Shares at a fixed conversion price of $0.99 per share. After November 28, 2006, if the trading price on the TSX of the Common Shares exceeds 225% of the conversion price for twenty (20) consecutive trading days (equivalent to $2.23 per share), ART may require the holders to convert the Debentures into Common Shares at the fixed conversion price of $0.99 per share.
     The Debentures have certain covenants relating to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, and the maintenance of minimum cash and cash equivalents thresholds. These covenants also provide that the Company shall file a submission for regulatory approval for SoftScan® by June 30, 2006. The Debentures also have certain customary covenants regarding, among other things, the debt that ART may incur. In an event of default under the Debentures, ART may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 20% premium.
CONSOLIDATED CAPITALIZATION
     The following table sets forth the consolidated capitalization of the Company as at December 31, 2005 prior to and after giving effect to the Offering. (In U.S. dollars)

			As at December
			31, 2005 after
			giving effect to the
	As at	As at	Offering and the
	December 31	December 31	Oppenheimer
	2004(1)	2005(1)	Purchase(2)
	Audited	Audited	Unaudited
Convertible Debentures	$—	$1,666,543	$	●

Shareholders’ Equity
Common shares and share purchase warrants (3)	$80,696,107	$81,231,724	$	●
	(42,664,523 shares)	(42,664,523 shares)	(● shares)

Equity component of convertible debentures	$—	$1,510,467	$	●
Preferred shares	$—	$5,900,000	$	●
		(6,341,982 shares)	(● shares)

Contributed surplus (4)	$474,698	$721,051	$	●

Deficit	$(68,122,241)	$(82,033,557)	$	●
Cumulative translation adjustments	$1,561,250	$2,039,128	$	●

	$14,609,814	$9,368,813	$	●

Total Consolidated Capitalization	$14,609,814	$11,035,356	$	●

Notes:

(1)	Source: The Company’s Audited Comparative Consolidated Financial Statements.

(2) After deducting the Underwriters’ fee and the expenses of the Offering, estimated to be $•, and assuming the exercise in full of the Over-Allotment Option and the Underwriters’ Warrants.
(3) Includes share purchase warrants as set out below:

	As at	As at
	December 31,	December 31,
	2005	2004
Share purchase warrants	$2,553,099	$2,017,482

(4) Includes stock options as set out below:

	As at December 31, 2005		As at December 31, 2004
	Numbers	Value	Numbers	Value
Stock options	119,500	$246,353	1,282,574	$396,492

     Subsequent to December 31, 2005, the Company has granted 306,000 stock options to employees, officers and directors of the Company, each with an exercise price of $0.63.
RISK FACTORS
     Prospective investors should carefully consider the following risk factors, in addition to other information contained in this prospectus, before investing in the Common Shares.
Risks Related to the Company’s Business
     Absence of Profitability
     To date, the Company has not generated sufficient revenues to offset its research and development costs and accordingly has not generated positive cash flows or made an operating profit. While the Company has benefited to date from the receipt of government grants, there can be no assurance that grants will continue to be available to the Company or, if so, at what level. There can be no assurance that the Company will ever achieve significant revenues or profitable operations.
     Uncertainty of Liquidity and Capital Requirements
     The Company’s future capital requirements will depend on many factors, including progress in both the commercialization of eXplore Optix™ and in the clinical development and trials for SoftScan®, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals for its products. In order to meet such capital requirements, the Company may consider collaborative research and development and/or distribution arrangements, and additional public or private financing (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of its particular programs. The Company may have to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. There can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet the ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of the Company scientific and clinical research, the ability to attain regulatory approvals, the market acceptance of the products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements, and other relevant commercial considerations. If adequate funds are not available, the Company may have to substantially reduce or eliminate expenditures for research and development, testing, production and marketing of its products, or obtain funds through arrangements with corporate partners that may require the Company to relinquish rights to certain of its technologies or products. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted.
     No Assurance of Successful Development
     Generally, prospects for companies in the biomedical sector may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as speculative. While eXplore Optix™ has now entered the commercialization stage, there can be no assurance that the Company’s products will be accepted by the pharmaceutical and medical sectors. Moreover, SoftScan® is still undergoing clinical development, has not yet been approved by regulatory authorities in the relevant jurisdictions, and has not yet been marketed commercially. As a company in the early stage of commercialization, the Company’s limited history of operations makes evaluation of its business and future growth prospects difficult. ART’s business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of its patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and biotechnology companies. There can be no assurance that the Company’s ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities.
     The actual schedules for the SoftScan® clinical trials and registration plan could vary significantly from the Company’s forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites, and providing the SoftScan® device to the sites. Any delay in the initiation and completion of the Company’s clinical trials could cause the price of our Common Shares to decline. There can be no assurance that the research and development programs conducted by the Company will result in commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, introduce and market its products. To obtain regulatory approvals for products currently being developed for the medical industry (such as SoftScan®) and to achieve commercial success therein, human clinical trials must demonstrate that the products are safe and that they show efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program. No assurances can be provided that any future clinical test, if undertaken, will yield favourable results.
     No Assurance of Successful Manufacturing or Marketing
     The Company has limited experience in large-scale manufacturing and in marketing its new products. Thus, there can be no assurance that such efforts will be successful. To the extent that the Company relies on third parties such as GE Healthcare to manufacture or market its products, the commercial success of such products may be outside of its control. There can be no assurance that the pharmaceutical and medical sectors will accept the Company’s products, even if the Company’s products prove to be safe and effective and are approved for marketing by regulatory authorities in the United States, Canada, Europe or other jurisdictions. Market acceptance of the Company’s current or future products may also depend upon other factors that are also beyond its control, such as third parties’ reimbursement practices (eg. insurance, Medicare and Medicaid), which enable patients to obtain medical treatment payment assistance. There can be no assurance that the Company’s products, even in the event that approval is obtained from the FDA and similar regulatory agencies, will meet insurance companies and/or Medicare/Medicaid reimbursement criteria. Moreover, there can be no assurance that the products which the Company’s products are intended to complement will be sold at a rate which will enable the Company to introduce its products sufficiently quickly to achieve significant revenues or profitable operations.
     No Assurance of Successful Commercial Acceptance
     Market acceptance of the Company’s current or future technologies and products will depend upon a number of factors that are also beyond its control, including developing and marketing technologies and products providing benefits comparable to or greater than other current technologies. There can be no assurance that the Company’s current or future technologies and products will be viable for any commercial applications and, if viable, that potential customers will utilize the Company’s technologies. Additionally, even if the completion of the research and development of the Company’s technologies results in commercially viable applications, there can be no assurance that the Company will recover its research and development costs.
     Dependence on Third Party Relationships
     The Company’s ability to develop products depends upon its ability to develop relationships with third parties, including leading research institutions, for assistance in the conduct of research efforts, pre-clinical development and clinical studies. We rely on third party suppliers for parts and materials required for our products, which suppliers could cause production disruption if they terminate or change their relationship with the Company. In addition, the Company may rely on third parties to assist in seeking regulatory approvals, to manufacture and to market certain of the Company’s products. Although the Company believes that its strategic partners (eg. GE Healthcare) have an economic motivation to assist with the commercialization of the Company’s products, the amount and timing of the resources devoted by such third parties may be affected by factors beyond the Company’s control. Moreover, some of the Company’s agreements with its strategic partners are subject to meeting customary milestones and there can be no assurance that these milestones will be met. There can also be no assurance that the Company will be able to arrive at satisfactory terms under its existing agreements with respect to the commercialization of its products.
     Unless notice of non-renewal is given by either party on or before May 27, 2006, ART’s exclusive worldwide distribution agreement with GE Healthcare for the marketing and commercial distribution of eXplore Optix™ will be renewed automatically for one (1) year at the end of its current three-year term on November 27, 2006. There can be no assurance that the agreement will be renewed on terms satisfactory to the Company. In addition, the Company may suffer adverse consequences if the agreement is not renewed.
     Patents and Proprietary Technology
     The Company’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. The Company has filed numerous applications for patents in the United States, Canada and other jurisdictions. There can be no assurance that the Company’s existing patent applications will be allowed, that the Company will develop future proprietary products that are patentable, that any issued patents will provide the Company with any competitive advantages or will not be successfully challenged by any third parties, or that the patents of others will not have an adverse effect on the ability of the Company to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of the Company’s products or, if patents are issued to the Company, design their products so as to circumvent the patent protection held by the Company.
     In addition, the Company may be required to obtain and maintain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If the Company does not obtain such licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed. While the Company has entered into certain licenses with respect to the use of patents held by third parties, there can be no assurances that the ownership of such patents will not be challenged. In addition, the Company could incur substantial costs in defending itself in suits brought against the Company on such patents or in suits in which the Company attempts to enforce its own patents against other parties.
     Patent applications relating to, or affecting, the Company’s business may be filed by other companies or academic institutions. A number of these technologies applications or patents may conflict with our technologies or patent applications and such conflict could reduce the scope of patent protection which the Company could otherwise obtain or even lead to refusal of the Company’s patent applications.
     Moreover, much of the Company’s technology, which is not patentable, may constitute trade secrets. Therefore, employees, consultants, advisors and collaborators are regularly required to enter into confidentiality agreements. However, no assurance can be given that such agreements will provide for a meaningful protection of the Company’s trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of information, or that the confidentiality of the Company’s trade secrets can be maintained or that such trade secrets will not be independently discovered by others.
     Competition
     Competition in some segments of the markets of the imaging industry may be intense. The Company may have to compete with other companies to develop products aimed at the same target markets of the imaging industry. The Company’s time domain optical imaging technology will face competition from companies that rely on magnetic resonance imaging, positron emission tomography, X-Ray and other imaging technologies. Although the Company believes that time domain optical imaging offers a competitive edge in terms of the functional information derived from its image, there can be no assurance that this competitive advantage will be maintained. The Company may have to compete with other companies to develop products aimed at the same target markets. Many of these companies may have substantially greater resources than the Company. There can be no assurance that developments by others will not render the Company’s products or technologies non-competitive or obsolete or adversely affect the commitment of the Company’s commercial partners.
     Government Regulation
     Securing regulatory approval for the marketing of medical devices by Health Canada, the FDA in the United States and similar regulatory agencies in other countries can be a long and expensive process, which can delay or prevent product development and marketing. Regulatory approval of market products may be for limited applications or may not be received at all. Such events would have a material adverse effect on the sales and profitability of the Company.
     Product Liability and Insurance
     The sale and use of the Company’s products entail risk of product liability. Although the Company currently has product liability insurance, which it believes to be adequate, it will require additional product liability insurance for its products. There can be no assurance that the Company will be able to obtain appropriate product liability insurance. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on the business, financial condition and future prospects of the Company.
     Dependence on Key Employees
     The Company’s ability to develop products depends, to a great extent, on its ability to attract and retain highly qualified scientific and engineering personnel. Competition for such personnel is intense. The Company is highly dependent on the principal members of its management staff as well as its advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The loss of key employees may affect the speed and success of product development.
     Rapid Technological Changes
     The biomedical sector is subject to rapid and substantial technological change. There can be no assurance that developments by others will not render the Company’s products or technologies non-competitive or that the Company will be able to keep pace with technological developments. Competitors have developed technologies, which could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired effect than products being developed by the Company and may be more effective and less costly than the products developed by the Company.
     Management of Growth
     The Company expects that if its efforts are successful it will experience rapid growth, which could place a significant strain on its resources. If the Company’s management is unable to manage growth effectively, operations could be adversely affected.
     Potential Fluctuations in Financial Results and Forecasting
     The Company expects revenues and operating results to vary significantly from quarter-to-quarter. As a result, quarter to quarter comparisons of the Company’s revenues and operating results may not be meaningful. In addition, due to the Company’s stage of development, the Company cannot predict future revenues or results of operations accurately. It is likely that in one or more future quarters the Company’s operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of the Common Shares might be materially and adversely affected.

     Foreign Currencies
     The Company’s operations are in some instances conducted in currencies other than the Canadian dollar (principally in US dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause the Company to incur currency exchange losses.
     Interest Rate Sensitivity
     The Company’s investment policy is made of high-grade government, banks and corporate securities with varying maturities usually less than 180 days. The Company does not have a material exposure to interest risks. The Company is also exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on Canadian dollar prime rate.
     Convertible Securities
     The sale by the Company of a substantial amount of preferred shares, convertible debentures or other convertible securities to a few holders may result in a very large conversion at one time, and could ultimately result in a change-in-control. In the event of a change-in-control, the current shareholders of the Company may not have an effective vote in the election of directors and other corporate matters, and the new majority shareholders may take actions that may not be consistent with the objectives or desires of the current shareholders.
     Under the convertible debentures issued in 2005, the Company has agreed to respect certain covenants relating, among other things, to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, the maintenance of certain minimum cash and cash equivalent thresholds and a submission date for regulatory approval for SoftScan®. However, there can be no assurance that the Company will be successful in continuing to meet these covenants in the future and, thus, not be confronted to an event of default under the convertible debentures.
Risks Relating to this Offering
     Volatility of Share Price
     Market prices for securities of technology companies are generally volatile. Factors such as public announcements of technological innovations, new commercial products, patents, the development of proprietary rights by the Company or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concerns over the safety of technology, future sales of securities by the Company or by its current shareholders and other factors could have a significant effect on the market price of the Common Shares. In particular, any delay in the initiation and completion of the SoftScan clinical trials could cause the price of the Company’s Common Shares to decline.
PLAN OF DISTRIBUTION
     Pursuant to an underwriting agreement dated ●, 2006 (the “Underwriting Agreement”) entered into between the Company and the Underwriters, the Company has agreed to issue and sell ● Common Shares and the Underwriters have agreed to purchase on the Closing Date, in compliance with all necessary legal requirements and subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of such Common Shares at a price of $● per Common Share, payable in cash to the Company against delivery by the Company of a certificate or certificates representing such Common Shares in accordance with the terms of the Underwriting Agreement. The offering price of the Common Shares will be determined by negotiation between the Company and the Underwriters. The Underwriting Agreement provides that the Company will pay to the Underwriters, in consideration for their services in connection with this Offering, an Underwriters’ fee of $● per Common Share. In addition, pursuant to the Underwriting Agreement, the Company will issue Underwriters’ Warrants equal in number to 4% of the total number of Common Shares sold pursuant to the Offering, including Common Shares sold pursuant to the exercise of the Over-Allotment Option. This short form prospectus qualifies the issuance of the Underwriters’ Warrants. The Company has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including without restriction, civil liabilities under Canadian securities laws, or to contribute to any payments the Underwriters may be required to make in respect thereof.

     Pursuant to the Underwriting Agreement, the obligations of the Underwriters are several and not joint and several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and also may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all the Common Shares if they purchase any of the Common Shares under the Underwriting Agreement.
     Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.
     The Company has granted the Underwriters the Over-Allotment Option, exercisable for a period of up to two days prior to the Closing Date, to purchase up to an aggregate of ● Additional Shares, at a price of $● per Common Share, payable in cash against delivery of such Additional Shares, representing up to 20% of the Common Shares offered pursuant to the Offering. The Over-Allotment Option is exercisable in whole or in part only for the purpose of covering over-allotments, if any, made by the Underwriters in connection with this Offering and for market stabilization purposes. This short form prospectus qualifies the distribution of the Over-Allotment Option and also the Additional Shares issuable upon exercise of the Over-Allotment Option. The Underwriters will receive a fee of $● per Additional Share purchased pursuant to such option.
     The Company has applied to list the Common Shares (including the Common Shares that may be issued upon the exercise of the Over-Allotment Option) to be distributed under this short form prospectus on the TSX. Listing will be subject to the Company fulfilling all the listing requirements of the TSX.
     The Common Shares have not been, and will not be, registered under the United States Securities Act of 1933 as amended (the “1933 Act”) or any state securities laws and, accordingly, they may not be offered or sold within the United States, except in transactions exempted from the registration requirements of the 1933 Act. The Underwriting Agreement enables the Underwriters to offer and resell Common Shares purchased by them pursuant to that agreement to certain persons in the United States, provided that such new offers and new sales are made only in accordance with Rule 144A under the 1933 Act. All sales of Common Shares in the United States will be made by U.S. registered broker/dealers. Until 40 days after the commencement of the Offering, an offer or sale of Common Shares within the United States by a broker-dealer, whether or not it is participating in the Offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A.
     Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The restriction is subject to certain exceptions. These exceptions include bids or purchases permitted under the bylaws and rules of the TSX relating to market stabilization and passive market-making activities and bids or purchases made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares.
     Subject to the foregoing, in connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.
     The Company has agreed not to issue or sell any special warrants, Common Shares or other securities convertible or exchangeable into Common Shares of the Company, other than for the purposes of employee stock options or to satisfy existing securities or agreements already entered into as of April 13, 2006, for a period of 90 days following the date of closing of this Offering, without the prior consent of the Underwriters, such consent not to be unreasonably withheld.
ELIGIBILITY FOR INVESTMENT
     In the opinion of Osler, Hoskin & Harcourt LLP, counsel to the Company, and of McCarthy Tétrault LLP, counsel to the Underwriters, at the time of issuance, the Common Shares will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.
SME GROWTH STOCK PLAN (QUÉBEC)
     The Company will file an application to obtain an advance income tax ruling from the ministère du Revenu du Québec (“Ministère”) in order to confirm that the Company will qualify as an eligible corporation and that the Common Shares offered pursuant to the Offering (including the Common Shares that may be issued upon the exercise of the Over-Allotment Option) will qualify as eligible shares, upon issuance, for inclusion in a SME Growth Stock Plan in accordance with the announcements contained in the Additional Information on the Budgetary Measures of the 2005-2006 Budget tabled on April 21, 2005, the announcements contained in the Additional Information on Budgetary Measures of the 2006-2007 Budget tabled on March 23, 2006 (together referred to as the “Budgets”) and the provisions of the Taxation Act (Québec) and the regulations adopted hereunder that are in effect as of the date hereof (the “Québec Act”), subject to certain conditions set out therein. The SME Growth Stock Plan succeeds the former Québec Stock Savings Plan (QSSP).
     Upon receipt of a favourable advance income tax ruling, the inclusion in a SME Growth Stock Plan of the Common Shares (including the Common Shares that may be issued upon the exercise of the Over-Allotment Option), qualified under this short form prospectus, will entitle an individual (other than a trust) who is resident in Québec on December 31, 2006 to deduct, in the computation of his or her taxable income for Québec tax purposes for his or her 2006 taxation year, 100% of the acquisition cost (established without taking into account the value of borrowing costs, brokerage costs, custody charges or other similar costs) of the Common Shares that are acquired pursuant to the Offering and included in the SME Growth Stock Plan no later than January 31, 2007, subject to certain conditions contained in the Budgets and the Québec Act. In this regard, the individual must conclude an arrangement with a dealer within the meaning of the Québec Act and indicate his or her intention to include such Common Shares in the SME Growth Stock Plan of which he or she is the beneficiary.
     For the 2006 taxation year, an individual may not claim a deduction in respect of a SME Growth Stock Plan that exceeds 10% of his or her total income for the year (within the meaning of the Québec Act). The amount of such deduction will be included in computing the individual’s adjusted taxable income for Quebec minimum tax purposes.
     An individual who includes a Common Share in a SME Growth Stock Plan and who withdraws it from such plan, for example by selling it, prior to the end of the third taxation year following the year of its acquisition, may be required to include an amount of up to 100% of his or her acquisition cost of that Common Share (established without taking into account the value of borrowing costs, brokerage costs, custody charges or other similar costs) in computing his or her income for Quebec income tax purposes for the taxation year during which such withdrawal is made.
     This text is a summary only and is not intended to be, nor should it be construed as, legal or tax advice to any prospective purchaser of Common Shares. This summary is based on the Budgets, the Québec Act, all specific proposals to amend the Québec Act that have been publicly announced by the Minister of Finance of Québec prior to the date hereof and our understanding of administrative practices and policies of the Ministère. This summary does not otherwise take into account any changes in the law, whether by legislative, governmental or judicial action. Prospective purchasers should consult their own tax advisors with respect any matter pertaining to the SME Growth Stock Plan, including the maximum deduction permitted.

AUDITORS, TRANSFER AGENT AND REGISTRAR
     The Company’s auditors are Raymond Chabot Grant Thornton LLP, Montréal, Québec.
     The transfer agent and registrar for the Common Shares is General Trust of Canada at its principal offices in Montréal and Toronto.
INTEREST OF EXPERTS
     The matters referred to under “Eligibility for Investment” and certain other legal matters relating to the Common Shares offered by this prospectus will be passed upon at the Closing Date on behalf of the Company by Osier, Hoskin & Harcourt LLP and on behalf of the Underwriters by McCarthy Tétrault LLP. At the date hereof, partners and associates of each of Osier, Hoskin & Harcourt LLP and McCarthy Tétrault LLP own, directly or indirectly, less than 1% of the Common Shares.
     At the date hereof, partners of Raymond Chabot Grant Thornton LLP, the auditors of the Company, do not own any Common Shares.
PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY
Dated: April 19, 2006
     This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) MICHELINE BOUCHARD President and Chief Executive Officer	(Signed) JACQUES BÉDARD Chief Financial Officer
On behalf of the Board of Directors

(Signed) RAYMOND CYR Director	(Signed) JACQUES COURVILLE Director

C-1

CERTIFICATE OF THE UNDERWRITERS
Dated: April 19, 2006
     To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or market price of the securities to be distributed.
SALMAN PARTNERS INC.
By: (Signed) TERRANCE K. SALMAN
CANACCORD CAPITAL CORPORATION
By: (Signed) JEAN-YVES BOURGEOIS
WESTWIND PARTNERS INC.
By: (Signed) MICHAEL DENNY

C-2

AUDITORS’ CONSENT
     We have read the short form prospectus of ART Advanced Research Technologies Inc. (the “Company”) dated ●, 2006 qualifying the distribution of certain common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
     We consent to the use, through incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years ended December 31, 2005, and 2004, the eight-month period ended December 31, 2003 and the year ended April 30, 2003. Our report is dated February 10, 2006.
Raymond Chabot Grant Thornton LLP
Chartered Accountants
Montréal, Québec
●, 2006

C-3